Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Calls of the 3rd quarter 2017 Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor- relations), the company will hold conference calls on October 31, 2017, of the third quarter 2017 result. The information and forecasts presented are based on information available up to the time of the events and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that, with respect to the public conference calls, Itaú Unibanco Holding provides:

•	On the night of October 30, 2017:
o	The slides that will be presented, both in English and Portuguese (also sent to the Brazilian Securities and Exchange Commission - CVM and to B3);
•	Following the scheduled end to the calls (11:30 a .m. in English and 1:00 p.m., in Portuguese, Brasília time):
o	Audio replays by calling 5511 31931012 or 5511 28204012, the passwords being 1636828 # (English) and 1460000# (Portuguese). The replays will be available immediately following the calls until November 06, 2017;
o	The audio formats in the Investor Relations site within two hours; and
o	The transcriptions of the audio replays within a period of five days after the calls.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, October 30, 2017.

Alexsandro Broedel Lopes
Investor Relations Officer

Conference Call 3rd quarter 2017 – Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Lopes Executive Finance Director and Investor Relations Officer Marcelo Kopel Executive Director

Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Itaú Unibanco Holding S.A. 2

Main Challenges Seeking excellence and value creation for all our stakeholders, we perceive as our main challenges: Focus on Clients Risk Management We must further increase the focus on clients, aligned with We must endeavor our efforts to fully comply with the Risk international best practices not limited to the financial sector, Appetite guidelines of the Board of Directors. Managing risks developing products and a “service culture” always focused is the essence of our activity and a responsibility of all on client satisfaction throughout all the activities of the bank. employees. Digital Transformation Internationalization Speeding up our digital transformation process, continuously Moving forward in the internationalization process does not increasing the productivity of our IT area and spreading out a necessarily mean to take activities to new countries, but rather to digital mindset throughout the bank is essential to maximize reach, in the countries we are present in, the same management efficiency and to improve user experience and client’s satisfaction. quality and results we have in Brazil. People Management Profitability We must continuously improve the existing models so that we Keeping up the profitability level is what allows us to “dream distinguish ourselves in people management, with processes great dreams” and should be the result of our efforts to exceed in being increasingly perceived as fair and meritorious. all aspects of banking activity, always focused on value creation over time. Itaú Unibanco Holding S.A. 3

Profitability | Sustainable Performance Recurring Net Income (R$ billion) Stockholders’ Equity (R$ billion) Sep-12 57% Sep-17 9M12 9M17 79.0 123.6 76% 10.5 18.6 Dividends & Interest on Own Capital1 net of taxes (R$ billion) 9M12 484% 9M17 Recurring ROE (%) 2.0 11.4 9M12 230 9M17 Value Creation (R$ billion) bps 19.4 21.7 9M12 163% 9M17 2.4 6.2 1 Paid, provisioned or reserved in Stockholders’ Equity in the period. Itaú Unibanco Holding S.A. 4

Highlights Recurring Net Income 3Q17/2Q17 9M17/9M16 Consolidated R$6.3 bn + 1.4% (3Q17/2Q17) Financial Margin with Clients: - 2.2% - 3.2% R$18.6 bn +13.9% (9M17/9M16) Brazil R$6.0 bn + 0.8% (3Q17/2Q17) Financial Margin with the Market: - 16.2% - 3.1% R$17.9 bn + 15.0% (9M17/9M16) Cost of Credit: - 10.8% - 28.1% Recurring ROE (p.a.) Consolidated 21.6% + 10 bps (3Q17/2Q17) Commissions and Fees and Result from Insurance1: + 3.7% + 4.1% 21.7% + 170 bps (9M17/9M16) Brazil 22.6% - 10 bps (3Q17/2Q17) Non-interest Expenses: + 2.3% - 0.9% 23.0% + 220 bps (9M17/9M16) Credit Portfolio Credit Quality (Sep-17) - 2.1% - 4.9% (Financial Guarantees Provided and Corporate Securities): Consolidated NPL 90 0.0 bps (Sep-17 / Jun-17) Sep-17 Sep-16 3.2% - 70 bps (Sep-17 / Sep-16) Estimated BIS III (Common Equity Tier I) – Full 14.6% 13.6% Brazil Implementation of BIS III2: - 10 bps (Sep-17 / Jun-17) NPL 90 3 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. 3.8% - 100 bps (Sep-17 / Sep-16) 2 CET I full with fully loaded Basel III rules after impact of Citibank consolidation and the investment in XP Investimentos and before the use of tax credits. Note: Results from Brazil consider units abroad ex-Latin America. 5

Results

In R$ billions	3Q17	2Q17	Δ	9M17	9M16	Δ
Operating Revenues	**27.0**	**27.2**	**-0.8%**	**81.5**	**82.5**	**-1.3%**
Managerial Financial Margin	16.8	17.4	-3.5%	51.6	53.3	-3.2%
Financial Margin with Clients	15.4	15.8	-2.2%	46.7	48.3	-3.2%
Financial Margin with the Market	1.4	1.6	-16.2%	4.8	5.0	-3.1%
Commissions and Fees	8.4	8.0	4.0%	24.2	23.0	5.5%
Result from Insurance [1]	1.9	1.8	3.9%	5.6	6.3	-10.2%
Cost of Credit	**(4.0)**	**(4.5)**	**-10.8%**	**(13.7)**	**(19.1)**	**-28.1%**
Provision for Loan Losses	(4.3)	(4.9)	-13.5%	(14.6)	(20.3)	-28.1%
Impairment	(0.3)	(0.1)	148.9%	(0.8)	(0.6)	29.4%
Discounts Granted	(0.2)	(0.3)	-12.4%	(0.8)	(0.9)	-17.4%
Recovery of Loans Written Off as Losses	0.8	0.8	-6.8%	2.5	2.8	-11.0%
Retained Claims	**(0.3)**	**(0.3)**	**22.8%**	**(0.9)**	**(1.1)**	**-19.6%**
Operating Margin	**22.7**	**22.5**	**0.9%**	**66.8**	**62.3**	**7.3%**
Other Operating Expenses	**(13.5)**	**(13.2)**	**2.2%**	**(39.4)**	**(39.9)**	**-1.1%**
Non-interest Expenses	(11.8)	(11.6)	2.3%	(34.4)	(34.7)	-0.9%
Tax Expenses and Other [2]	(1.7)	(1.7)	1.2%	(5.0)	(5.2)	-2.4%
Income before Tax and Minority Interests	**9.2**	**9.3**	**-0.9%**	**27.4**	**22.4**	**22.3%**
Income Tax and Social Contribution	**(3.0)**	**(2.9)**	**2.6%**	**(8.6)**	**(5.8)**	**48.0%**
Minority Interests in Subsidiaries	**0.1**	**(0.2)**	**-129.1%**	**(0.2)**	**(0.2)**	**-31.5%**
Recurring Net Income	**6.3**	**6.2**	**1.4%**	**18.6**	**16.3**	**13.9%**
Non Recurring Events	(0.2)	(0.2)	14.5%	(0.5)	(0.3)	47.9%
Net Income	**6.1**	**6.0**	**1.0%**	**18.1**	**16.0**	**13.2%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

6

Results – Brazil and Latin America

Itaú

In R$ billions	9M17 Consolidated	9M17 Brazil [1]	9M17 Latin America (ex-Brazil) [2]	9M16 Consolidated	9M16 Brazil [1]	9M16 Latin America (ex-Brazil) [2]	Δ Consolidated	Δ Brazil [1]	Δ Latin America (ex-Brazil) [2]
Operating Revenues	**81.5**	**74.8**	**6.6**	**82.5**	**75.4**	**7.1**	**-1.3%**	**-0.8%**	**-6.7%**
Managerial Financial Margin	51.6	46.9	4.7	53.3	48.2	5.1	-3.2%	-2.6%	-8.6%
Financial Margin with Clients	46.7	42.8	3.9	48.3	43.9	4.4	-3.2%	-2.5%	-10.6%
Financial Margin with the Market	4.8	4.1	0.7	5.0	4.3	0.7	-3.1%	-4.2%	3.5%
Commissions and Fees	24.2	22.4	1.9	23.0	21.1	1.9	5.5%	6.2%	-1.7%
Result from Insurance [3]	5.6	5.5	0.1	6.3	6.2	0.1	-10.2%	-10.3%	-2.5%
Cost of Credit	**(13.7)**	**(12.3)**	**(1.5)**	**(19.1)**	**(17.7)**	**(1.5)**	**-28.1%**	**-30.4%**	**-0.6%**
Provision for Loan Losses	(14.6)	(13.1)	(1.5)	(20.3)	(18.7)	(1.6)	-28.1%	-30.2%	-2.3%
Impairment	(0.8)	(0.8)	-	(0.6)	(0.6)	-	29.4%	29.4%	-
Discounts Granted	(0.8)	(0.7)	(0.0)	(0.9)	(0.9)	(0.0)	-17.4%	-20.7%	303.6%
Recovery of Loans Written Off as Losses	2.5	2.3	0.1	2.8	2.6	0.1	-11.0%	-11.5%	0.6%
Retained Claims	**(0.9)**	**(0.9)**	**(0.0)**	**(1.1)**	**(1.1)**	**(0.0)**	**-19.6%**	**-20.3%**	**9.4%**
Operating Margin	**66.8**	**61.7**	**5.2**	**62.3**	**56.6**	**5.6**	**7.3%**	**8.8%**	**-8.3%**
Other Operating Expenses	**(39.4)**	**(35.0)**	**(4.4)**	**(39.9)**	**(35.2)**	**(4.7)**	**-1.1%**	**-0.4%**	**-6.8%**
Non-interest Expenses	(34.4)	(30.1)	(4.3)	(34.7)	(30.1)	(4.6)	-0.9%	0.0%	-7.1%
Tax Expenses and Other [4]	(5.0)	(4.9)	(0.1)	(5.2)	(5.1)	(0.1)	-2.4%	-2.6%	6.2%
Income before Tax and Minority Interests	**27.4**	**26.6**	**0.8**	**22.4**	**21.5**	**0.9**	**22.3%**	**23.9%**	**-16.2%**
Income Tax and Social Contribution	**(8.6)**	**(8.6)**	**(0.1)**	**(5.8)**	**(5.7)**	**(0.1)**	**48.0%**	**50.2%**	**-43.1%**
Minority Interests in Subsidiaries	**(0.2)**	**(0.1)**	**(0.0)**	**(0.2)**	**(0.2)**	**(0.0)**	**-31.5%**	**-26.7%**	**-51.2%**
Recurring Net Income	18.6	17.9	0.7	16.3	15.6	0.7	13.9%	15.0%	-9.1%
ROE (%)	21.7	23.0	8.9	20.0	20.8	11.1	170 bps	220 bps	-210 bps

[1] Includes units abroad ex-Latin America.
[2] Latin America information is presented in nominal currency.
[3] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[4] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
7

Business Model

Itaú

In R$ billions

	9M17					9M16					Δ				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	**81.5**	**42.1**	**1.4**	**35.9**	**2.1**	**82.5**	**44.0**	**1.9**	**35.0**	**1.7**	**(1.1)**	**(1.9)**	**(0.5)**	**0.9**	**0.4**
Managerial Financial Margin	51.6	34.4	1.3	13.7	2.1	53.3	36.7	1.9	13.0	1.7	(1.7)	(2.3)	(0.5)	0.6	0.4
Commissions and Fees	24.2	7.6	0.0	16.6	-	23.0	7.3	0.0	15.7	-	1.3	0.3	0.0	0.9	-
Result from Insurance [1]	5.6	-	-	5.6	-	6.3	-	-	6.3	-	(0.6)	-	-	(0.6)	-
Cost of Credit	**(13.7)**	**(13.7)**	**-**	**-**	**-**	**(19.1)**	**(19.1)**	**-**	**-**	**-**	**5.4**	**5.4**	**-**	**-**	**-**
Retained Claims	**(0.9)**	**-**	**-**	**(0.9)**	**-**	**(1.1)**	**-**	**-**	**(1.1)**	**-**	**0.2**	**-**	**-**	**0.2**	**-**
Non-interest Expenses and Other Expenses [2]	**(39.6)**	**(19.1)**	**(0.4)**	**(20.0)**	**(0.1)**	**(40.1)**	**(19.4)**	**(0.2)**	**(20.4)**	**(0.1)**	**0.5**	**0.2**	**(0.1)**	**0.5**	**(0.0)**
Recurring Net Income	**18.6**	**6.3**	**0.6**	**9.9**	**1.8**	**16.3**	**4.2**	**0.9**	**9.8**	**1.4**	**2.3**	**2.1**	**(0.3)**	**0.1**	**0.5**
Average Regulatory Capital	**118.2**	**59.6**	**2.3**	**27.7**	**28.6**	**109.9**	**56.2**	**3.4**	**32.7**	**17.7**	**8.3**	**3.4**	**(1.1)**	**(5.0)**	**11.0**
Value Creation [3]	**6.2**	**0.0**	**0.4**	**7.1**	**(1.2)**	**3.0**	**(2.6)**	**0.5**	**5.9**	**(0.8)**	**3.2**	**2.6**	**(0.1)**	**1.1**	**(0.4)**
Recurring ROE	**21.7%**	**14.1%**	**35.1%**	**47.7%**	**8.4%**	**20.0%**	**10.0%**	**35.5%**	**40.2%**	**10.3%**	**170 bps**	**400 bps**	**-30 bps**	**750 bps**	**-180 bps**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.
[3] The consolidated cost of equity, for each period, was used to calculate the value creation of the consolidated and of the parties.

Itaú Unibanco Holding S.A.

8

Credit Portfolio In R$ billions, end of period 3Q17 2Q17 3Q16 Individuals 179.9 179.4 0.3% 5 182. -1.4% Credit Card Loans 57.2 56.4 1.4% 55.7 2.6% Personal Loans 26.0 25.9 0.3% 27.9 -6.9% Payroll Loans 44.6 44.8 -0.5% 45.6 -2.3% Vehicle Loans 13.9 14.1 -1.5% 15.9 -12.7% Mortgage Loans 38.3 38.3 0.1% 37.3 2.5% Companies 223.7 235.2 -4.9% 2 244. -8.4% Corporate Loans 164.6 175.4 -6.2% 183.4 -10.3% Very Small, Small and Middle Market Loans 59.1 59.8 -1.2% 60.8 -2.8% Latin America 135.5 137.7 -1.6% 0 141. -3.9% Total with Financial Guarantees Provided 539.1 552.3 -2.4% 7 567. -5.0% Corporate Securities 36.1 35.0 3.2% 37.3 -3.3% Total with Financial Guarantees Provided and Corporate 575.2 587.3 -2.1% 1 605. -4.9% Securities Total with Financial Guarantees Provided and Corporate 575.2 583.0 -1.3% 8 601. -4.4% Securities (ex-foreign exchange rate variation) Itaú Unibanco Holding S.A. 9

Financial Margin with Clients Annualized Average Rate 14.0% 14.1% 14.1% 14.1% 14.1% 13.8% 12.7% 11.1% 11.6% 11.0% 11.1% 10.9% 10.1% 10.5% 10.8% 10.3% 10.1% 10.3% 10.3% 7.4% 7.5% 9.2% 6.7% 6.1% 7.3% 7.4% 6.8% 6.6% 6.7% 6.1% 5.4% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Annualized average rate of financial margin with clients - without CorpBanca Annualized average rate of risk-adjusted financial margin with clients - without CorpBanca Annualized average rate of financial margin with clients - with CorpBanca Annualized average rate of risk-adjusted financial margin with clients - with CorpBanca CDI (annualized quarterly rate) Change in Financial Margin with Clients In R$ millions 15,762 39 127 69 43 140 147 168 15,410 BRAZIL 2Q17 Mix of products, Liabilities' Average Asset Working Capital Structured Higher Number Latin America 3Q17 clients and Margin Portfolio1 and other operations from of calendar days Financial Margin spreads the wholesale with Clients 2 segment in 2Q17 3 Considers credit and private securities portfolio net of overdue balance over 60 days. 2 Latin America Managerial Financial Margin with clients variance does not consider calendar days impact. This impact was considered in its specific column. Itaú Unibanco Holding S.A. 10

Financial Margin with the Market In R$ billions 1.7 1.7 1.8 1.8 1.7 1.7 1.7 1.7 1.6 2.3 2.0 1.9 1.7 1.7 1.6 1.5 1.4 2.1 1.3 1.7 1.6 1.8 1.2 1.2 1.5 1.3 1.1 0.2 0.3 0.3 0.2 0.2 0.3 0.2 0.1 0.1 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Financial Margin with the Market – Brazil1 Financial Margin with the Market - Latin America2, 3 1-year moving average of Financial Margin with the Market 1 Includes units abroad ex-Latin America; 2 Excludes Brazil; 3 The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Itaú Unibanco Holding S.A. 11

Credit Quality

Itaú

90-day NPL Ratio - Consolidated - %


4.3
4.0
3.6
3.4
3.8
3.9
4.8
4.2
4.2
3.9
3.8*
3.5
3.3
3.0
2.9
3.0
3.2
3.9
3.4
3.4
3.2
3.2
0.7
0.7
0.9
1.1
1.2
1.1
1.2
1.2
1.3
1.2
1.4
Sep-13
Dec-13
Sep-14
Dec-14
Sep-15
Dec-15
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Total
Brazil¹
Latin America²

15 to 90-day NPL Ratio - Consolidated - %


3.2
3.2
2.7
2.6
3.2
2.8
3.2
2.6
3.3
3.2
2.9
2.8
3.0
2.8
3.0
3.0
2.6
2.5
3.0
2.6
2.9
2.5
2.7
2.7
2.7
1.3
1.2
1.4
1.7
1.5
1.5
2.1
2.3
Sep-13
Dec-13
Sep-14
Dec-14
Sep-15
Dec-15
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Total
Brazil¹
Latin America²

90-day NPL Ratio - Brazil [1] - %


6.4
6.1
5.2
4.9
5.4
5.8
6.3
5.8
5.6
5.2
5.1
5.8
5.3
4.4
4.2
4.2
4.7
5.7
5.6
5.3
5.1
4.9
0.6
0.5
0.8
0.9
1.5
1.1
2.8
1.3
1.6
1.2
1.0*
Sep-13
Dec-13
Sep-14
Dec-14
Sep-15
Dec-15
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Individuals
Corporate
Very Small, Small and Middle Market Companies

15 to 90-day NPL Ratio - Brazil [1] - %


5.6
4.9
4.2
3.8
4.2
3.9
4.2
3.6
4.0
3.7
3.5
2.6
3.2
3.0
3.1
3.4
3.9
3.8
3.5
3.7
2.8
3.0
0.4
0.8
0.5
0.8
1.9
0.9
1.5
0.7
2.0
1.0
1.0
Sep-13
Dec-13
Sep-14
Dec-14
Sep-15
Dec-15
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Individuals
Corporate
Very Small, Small and Middle Market Companies

Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. [1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

* Had the sale of assets not been carried out, 90 day NPL Ratio of Brazil and Corporate would have been 3.9% and 1.1% in September 2017, respectively.

Itaú Unibanco Holding S.A.
12

NPL Creation In R$ billions 6.8 6.3 6.0 5.7 5.3 5.3 4.9 4.5 4.4 4.4 4.3 4.3 4.2 4.1 3.8 3.5 3.8 3.6 2.3 1.3 1.5 1.0 1.1 1.0 0.8 0.4 0.5 0.6 0.8 0.3 0.4 0.5 0.2 0.1 0.2 0.2 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Itaú Unibanco Holding S.A. 13

Provision for Loan Losses and Cost of Credit

Itaú

Provision for Loan Losses by Segment

In R$ billions


4.0% 4.0% 3.9% 4.3% 4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6%
4.6 4.9 4.8 5.7 5.8 6.0 6.4 7.8 6.3 6.2 5.8 5.4 4.9 4.3 ¹
0.2 0.6 3.9
0.3 0.9 3.6
0.3 1.1 3.4
0.4 1.9 3.5
0.4 1.6 3.7
0.4 1.3 4.3
0.4 1.4 4.6
0.8 2.7 4.3
0.4 1.5 4.4
0.4 1.8 3.9
0.8 1.1 4.0
0.4 1.4 3.5
0.6 0.6 3.7
0.5 0.5 ¹ 3.2
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized

(*) Average balance of the loan portfolio, considering the last two quarters. [1] Had the sale not been carried out, provisions for loans losses would be R$4.4 billion in Consolidated and R$0.6 billion in Wholesale segment

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

In R$ billions


2.9% 3.1% 3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7%
4.8 5.1 5.1 7.2 6.3 5.6 6.4 5.3 4.5 4.0
2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17
Custo do Crédito
Cost of Credit / Total Risk (*) – Annualized

(*) Average balance of the loan portfolio with endorsements, sureties and corporate securities, considering the last two quarters.

Itaú Unibanco Holding S.A.

14

Total Allowance by Type of Risk – Consolidated

Itaú

In R$ billions

Allocation of Total Allowance(*) by Type of Risk - Consolidated



39.1
37.4
36.6
Potential[3]
Aggravated
Overdue
16.6
9.3
13.2
17.2
9.9
10.3
17.0
9.7
10.0
Sep-16
Jun-17
Sep-17
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil[1] 5.8
Wholesale -Brazil[1] 9.0
Latin America[2] 2.2
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue / aggravated)
Retail - Brazil[1] 0.9 4.3 5.2
Wholesale -Brazil[1] 0.5 2.9 3.4
Latin America[2] 0.3 0.8 1.1
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil[1] 2.6 5.5 8.1
Wholesale -Brazil[1] 0.4 0.5 0.9
Latin America[2] 0.5 0.5 1.0

Regulatory Breakdown



36.6
Complementary Allowance
8.7
Provision for Financial Guarantees Provided
1.9
10.7
Generic Allowance
12.2
Specific Allowance
13.8
Sep-17

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.

15

Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio 932% 715% 246% 345% 243% 231% 245% 241% 222% 212% 210% 215% 228% 206% 204% 159% 166% 164% Without CorpBanca With Itaú CorpBanca 100% 102% 104% 104% 104% 104% 101% 100% 97% Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Sep-16 Jun-17 Sep-17 Latin America ex-Brazil Total Total (Expanded¹) Retail Banking - Brazil 1 Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and Wholesale Banking - Brazil of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data prior to June 2016 do not include CorpBanca. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. 16

Commissions & Fees and Result from Insurance In R$ billions 3Q17 2Q17 9M17 9M16 Credit Cards 3.1 3.0 2.8% 9.1 9.0 0.5% Current Account Services 1.7 1.7 1.2% 5.0 4.7 6.3% Asset Management¹ 0.9 0.8 14.2% 2.6 2.2 19.0% Credit Operations and Guarantees Provided 0.8 0.8 0.4% 2.5 2.4 5.2% Collection Services 0.4 0.4 3.3% 1.3 1.2 7.2% Advisory Services and Brokerage 0.4 0.3 27.8% 1.0 0.7 45.6% Other 0.3 0.3 -4.3% 0.9 0.9 2.3% Latin America (ex-Brazil) 0.6 0.6 1.1% 1.9 1.9 -1.7% Commissions and Fees 8.4 8.0 4.0% 24.2 23.0 5.5% Result from Insurance Operations² 1.5 1.5 1.8% 4.5 4.7 -2.6% Total 9.8 9.5 3.7% 28.8 27.6 4.1% 1 Includes fund management fees and consortia management fees. 2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. Itaú Unibanco Holding S.A. 17

Non-Interest Expenses

In R$ billions	3Q17	2Q17	Δ	9M17	9M16	Δ
Personnel Expenses	(5.0)	(5.0)	0.6%	(14.8)	(14.8)	-0.3%
Administrative Expenses	(4.0)	(4.0)	-0.2%	(11.7)	(11.6)	1.4%
Personnel and Administrative Expenses	**(9.0)**	**(9.0)**	**0.3%**	**(26.5)**	**(26.4)**	**0.4%**
Operating Expenses	(1.4)	(1.3)	9.9%	(3.7)	(3.8)	-3.5%
Other Tax Expenses [(1)]	(0.1)	(0.1)	7.6%	(0.3)	(0.3)	-8.9%
Latin America (ex-Brazil) [(2)]	(1.4)	(1.2)	9.0%	(3.9)	(4.2)	-6.8%
Total	**(11.8)**	**(11.6)**	**2.3%**	**(34.4)**	**(34.7)**	**-0.9%**
(-) Extraordinary Events [(3)]	-	-	-	-	(1.0)	-
Total (ex-extraordinary events)	**(11.8)**	**(11.6)**	**2.3%**	**(34.4)**	**(33.7)**	**1.9%**

[1] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; [2] Does not consider overhead allocation; [3] Related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement, in the amount of R$275 million.

Employees



99,033
97,865
97,043
96,460
95,984
94,779
94,955
95,065
96,326
13,785
13,672
13,469
13,531
13,552
13,260
13,116
13,204
13,282
758
712
703
716
695
648
620
609
643
84,490
83,481
82,871
82,213
81,737
80,871
81,219
81,252
82,401
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Brazil
Abroad (ex-Latin America)
Latin America

Branches and Client Service Branches



5,307
5,279
5,215
5,154
5,119
5,103
5,005
4,955
4,919
74
94
108
115
130
135
144
154
156
3,871
3,821
3,755
3,707
3,664
3,653
3,553
3,523
3,523
822
824
813
794
780
766
757
736
718
540
540
539
538
545
549
551
542
522
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Itaú Unibanco Holding S.A.

18

Core Capital Ratio (Common Equity Tier I)

Changes in the Core Capital Ratio



15.7%
0.8%
-0.2%
0.1%
0.2%
0.1%
16.7%
Common Equity Tier I Jun-17
3Q17 Net Income
Dividends and Interest on Own Capital
Other changes in stockholder's equity
Tax Credits
Risk-Weighted Assets
Common Equity Tier 1 Sep-17

Full application of Basel III rules | September 30, 2017



16.7%
-0.6%
16.1%
-0.3%
15.8%
-1.2%
14.6%
-1.1%
13.5%
Common Equity Tier I (CET I) Sep-17
Deductions schedule anticipation¹
CET I with full deductions
Risk-weighted assets rules anticipation²
CET I with fully loaded Basel III rules
Impact of Citibank consolidation and the investment in XP³
CET I with fully loaded Basel III rules after impact of Citibank consolidation and the investment in XP⁴
Additional dividends and interest on own capital reserved in stockholder's equity
CET I with fully loaded Basel III rules after additional Dividends and Interest on own capital reserved in stockholder's equity

[1] Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. [2] Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019. [3] The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impacts based on preliminary information and pending regulatory approvals. [4] If we considered the use of tax credits, CET I with fully loaded Basel III rules would be 15.4% (Does not consider any reversal of complementary allowance for loan losses).

Itaú Unibanco Holding S.A.

19

Capital Management

In order to **manage capital efficiently**, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to:

- Maintain the practice of paying dividends and interest on own capital at **35% of net income**, however we **excluded the maximum limit** previously determined at 45%.
- Set forth, through the Board of Directors, the total amount to be distributed each year considering:
  - the company's capitalization level, according to rules issued by the Brazilian Central Bank;
  - the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors (currently at 14.6%*). We highlight that this ratio must be composed of at least 12% of Core Capital;
  - the profitability in the year;
  - the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement;
  - changes in tax legislation.

Therefore, the percentage to be distributed may change every year based on the company's profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

Total Payout[1] simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios:

		ROE[3]				
		15.00%	17.50%	20.00%	22.50%	25.00%
RWA[2] Growth	5.00%	65 – 70%	70 – 75%	75 – 80%	80 – 85%	85 - 90%
	10.00%	40 – 45%	45 – 50%	50 – 55%	55 – 60%	60 – 65%
	15.00%	25%	25 – 35%	35 – 40%	40 – 45%	45 – 50%

* Taking into consideration the full application of Basel III rules, in addition to the impacts from the acquisition of Citibank's Brazilian retail operations and the minority interest of 49.9% in XP Investimentos.

(1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank's Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions; (2) Risk-Weighted Assets; (3) Return on Equity.

Dividends and Interest on Own Capital net of Taxes

In the first nine months of 2017, we paid or provisioned R$3.9 billion and reserved R$7.5 billion in stockholder's equity in dividends and interest on capital net of taxes, totaling **R$11.4 billion.**

Itaú Unibanco Holding S.A.

20

2017 Forecast We kept unchanged the ranges of our 2017 forecast. Consolidated 1 Brazil 1, 2 Total Credit Portfolio 3 From 0.0% to 4.0% From -2.0% to 2.0% Financial Margin with Clients 4 From -4.2% to -0.8% From -5.2% to -1.8% (ex-Impairment and Discounts Granted) Cost of Credit 5 Between R$15.5 bn and R$18.0 bn Between R$13.5 bn and R$16.0 bn Commissions and Fees and Result from 6 From 0.5% to 4.5% From 0.0% to 4.0% Insurance Operations Non-Interest Expenses From 1.5% to 4.5% From 3.0% to 6.0% (1) Considers USD-BRL exchange rate at R$3.50 in Dec-17; (2) Includes units abroad ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) The evolution of the Financial Margin with Clients also considers the reclassification of Discounts Granted to the Cost of Credit line in 2016; (5) Composed of Result from Loan Losses, Impairment and Discounts Granted; (6) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Itaú Unibanco Holding S.A. 21

Acquisition of Citibank’s Retail Business in Brazil On October 26, we announced that we obtained the final regulatory authorization required for the acquisition of Citibank’s retail business (for individuals) in Brazil. This transaction includes loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank. This transaction adds to our operation: R$8.6 billion in assets R$6.2 billion credit portfolio R$4.8 billion in deposits A base of around 300,000 clients and the incorporation of commissions and fees and other revenues related to banking services, such as asset management and service account fees, among others. With the completion of this phase of the transaction, we reaffirm our commitment to the Brazilian market and the creation of long-term value for our shareholders. Itaú Unibanco Holding S.A. 22

Conference Call 3rd quarter 2017 – Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Lopes Executive Finance Director and Investor Relations Officer Marcelo Kopel Executive Director